Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

StarchTek Corp.
3911 Concord Pike #8030, SMB 12973
WILMINGTON, DE 19803
https://starchtek.com/

Up to $1,070,000.00 in Common Stock at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: StarchTek Corp.
Address: 3911 Concord Pike #8030, SMB 12973, WILMINGTON, DE 19803
State of Incorporation: DE
Date Incorporated: October 27, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 1,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 107,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $500.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 5 days and receive 15% bonus shares

Super Early Bird Bonus

Invest within the following 72 hours and receive 10% bonus shares

Early Bird Bonus

Invest within the following 5 days and receive 5% bonus shares

<u>Amount-Based</u>

Bronze Investor | $5,000+

Invest $5,000 and receive 5% bonus shares.

Silver Investor | $15,000+

Invest $15,000 and receive 10% bonus shares.

Gold Investor | $30,000+

Invest $30,000 and receive 20% bonus shares.

Diamond Investor | $60,000+

Invest $60,000 and receive 25% bonus shares.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

StarchTek Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.00 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

The Company and its Business

Company Overview

StarchTek has developed **StarchaFoam**^{TM}; a high R value <u>biodegradable</u> foam as an eco-friendly alternative to EPS (AKA: Styrofoam). Please note our products are not yet available on the market.

StarchTek researches, develops, and test's biodegradable starch-based manufacturing solutions that they license to the protective packaging manufacturers. The core technology is based on 10 Michigan State University Starch Patents, with exclusive rights to use, and their proprietary i) formulations, ii) processes, and iii) equipment.

StarchTek **INNOVATES**, by leveraging research & development from academia together with proprietary IP to deliver a marketable solution. StarchTek is the final mile to the market since academia needs the private sector to further develop their technologies and make it marketable.

StarchTek **SYNDICATES**, the innovation to legacy global packaging manufacturing & distribution partners via long-term licensing, raw material supply, and equipment leasing agreements.

StarchTek **FACILITATES** partnerships by offering multiple solutions, required equipment, training, follow-up, legal, marketing, sales, and R&D support.

StarchTek Corp. target customers are the manufacturers of protective packaging solutions; such as the corregate (boxes), EPS (aka Styrofoam) coolers, paper, cushioning, bubble wrap, and miscellaneous manufacturers. Target customers are also the massive online shippers such as Amazon, Wall-Mart, Hello Fresh, and others that utilize massive amounts of protective packaging materials for cushioning, blocking surface-protecting, and temperature-controlled needs.

StarchTek is part of two markets: i) Expanded Poly Styrene and ii) Protective Packaging Markets. Our formulation competes against Expanded Poly Styrene and our processed formulation (STARCHAFOAM), competes with all other solutions offered in the protective packaging market.

Competitors and Industry

The players in the overall green packaging market, and potential partners, are:

Ardagh Group SA, BeGreen Packaging, Berkley International Packaging BioMass Packaging, Cardinal Health, Inc., Cascades, Inc., Clondalkin Group Holdings BV Crown Holdings Group, DS Smith PLC, Ecologic Brands, Inc., Elopak AS, Fabri-Kal, Georgia-Pacific Chemicals LLC Graham Packaging Company Graphic Packaging Holding Company International Paper Co., Packaging Corporation of America Sealed Air Corporation, Sonoco Products Company, Tetra Pak International SA WestRock Company

The competitors in the Green Protective Packaging Market are as following:

1. STOROpack: Storopack is a specialist in protective packaging and technical molded parts. They offer several starch-based solutions that come in the form of pillows and loose fill packaging material. They have a proprietary chemically modified plasticized starch resin that they use to make the peanuts and they and a pellet version, of the resin, as well. Storopack is aggressively wanting to dominate the starch-based packaging market and are eager to see our up coming solutions. STOROpack will most likely be our first or second licensee and will have an appetite to acquire us, based on current conversations.

2. KTM Industries/GreenCell: The product they produce was in collaboration with Michigan State University, Dr. Ramani, during the time that the patents listed in this business plan were filed. Since that time, there has been a large falling out between both parties so KTM has not been able to benefit from recent chemically modified plasticized star research and development conducted at MSU, by Dr. Ramani. KTM is the first to introduce a marketable starch based solution for the protective packaging market but have failed to significantly penetrate the market. Because, of old technology, old processes and lack of innovation resulting in a high priced niche market offering to their customers. KTM, only extrudes round material converted into panels, layered, and cut out for custom shapes. The cost to convert the raw material is too expensive to for large scale market penetration

3. Temperpack: The ClimaCell thermal liners fold into 3 section to form a C and are

composed of 90% starch peanuts wrapped in water-resistant paper. 2 liners form one unit to fit into a corrugated box. Their manufacturing method is fully automated but very expensive to scale, versus the StarchTek solution. Furthermore, the product is very bulky and even though production is automated, it is a low tech solution.

4. Vericool Inc: Recently filed for bankruptcy and liquidated assets.

5. Sealed Air Corporation: Sealed air claims that sustainability is at the center of their business but you can't tell, by looking at their solutions. Sealed Air claims that its teams of scientists, engineers, and industry experts are working relentlessly to innovate faster and advance the development and adoption of new solutions that eliminate waste and ensure a circular economy for plastics. They are collaborating with new partners, investing in disruptive technologies, and incubating ideas faster. Sealed Air also brings these actions to their own manufacturing operations. Sealed Air is a great potential customer and/or M&A candidate.

6. Others: There are several niche market competitors with inferior solutions such as,

a. Materials Sheepwool, Waste selvages of denim production, Bubble foil with aluminum layer, 100% paper and macerated paper filling, Hemp inside a bag, Straw inside a bag, Sheepwool in plastic, Recycled, waste paper and cellulose fibers in plastic, Plurality of discrete hydrated compressed puffed polysaccharide

b. End Products: Blue line indicates the WrapPak performance, Woolcool, John Cotton (Denim), Paperfloc, Landpack – Straw is performing the best but is also thicker than other solutions, Puffin packaging very good performance for the thickness

Current Stage and Roadmap

TO DATE:

1. Established a Delaware C corporation by the name of StarchTek Corp.

2. Issued shares to i) founder ii) advisors, iii) Michigan State University Foundation, and iv) Cedar Ventures for their initial investment.

3. Established relationship with Dr. Ramani Narayan, distinguished professor at Michigan State University in the department of Chemical Engineering, the architect of 9 chemically modified plasticized starch patents.

4. The company secured the exclusive rights the 9 chemically modified plasticized starch Michigan State University patents, invented by Dr. Narayan.

5. The company plans to fund future research projects under the direction of Dr. Narayan and work to secure latest StarchTek related technologies developments at Michigan State University.

6. Utilized shareholder capital to fund operations and deferred CEO salary.

7. Developed and tested extrusion process for StarchaFoam, by Leistritz Extrusion.

8. Formulated several modified starch blends for different applications.

9. Designed and manufactured proprietary annular dies.

10. Created a web site, investor pitch deck, executive summary, private placement memorandum, subscription agreement, doodle video, StarchaFoam water dissolving video, and linkedin advertisement.

11. The following trade names have been developed by the company: STARCHA, STARCHAFOAM, STARCHAWRAP, STARCHAKOOL, AND STARCHA-P-NUTS.

12. The company is in discussions with various potential business partners including Cargill Ingredients, Ingredion, Murray Chemicals, BASF, STOROPack, ACH Foam, Compuplast, and Liestritz Extrusion.

13. The company has hired To date, on a contract basis, scientists and engineers.

14. There are **no sales** but <u>prototype solutions have been developed and built</u> as shown in Appendix G.

15. In talks with 2 large EPS (AKA: Styrofoam) manufacturers to license company technology

16. In talks with a very large paper and pulp company to license company technology

Please note all products are currently in development and not yet available on the market.

2022 OBJECTIVES

1. FINANCES: Initially raise $1,070,000 from StartEngine Crowd Funding network and later in the year (and most likely into 2023) raise the balance of $5 Million.

2. PEOPLE: Assemble a small team of people to complete product development, refine the IP road map, apply for grant funding, and manage academic sponsorship agreement(s).

3. DEVELOPMENT: Complete development of introductory product offering: 12” x 50’ foam rolls, thermal-control/cushioning rigid and flexible panels, protective tubing, wine shippers and 90 degree corner protectors.

MILES STONES

1. Start Sales in Q2-2023

2. Fund and Begin R&D program at Michigan State University to develop a water-resistant foam.

3. Develop & manufacture multiple types of dies to test

4. Develop a relationship with Iowa State and the University of Montreal

The Team

Officers and Directors

Name: John Danny Dubuk

John Danny Dubuk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, CEO, Director, Secretary
  Dates of Service: October 27, 2020 - Present
  Responsibilities: Manage all aspects of the company and is compensated $5,000.00 per month in salary

- **Position:** CFO
  Dates of Service: October 27, 2020 - Present
  Responsibilities: Financial Control

- **Position:** Innovation Officer
  Dates of Service: October 27, 2020 - Present
  Responsibilities: Innovate starch based solutions for the protective packaging market

Other business experience in the past three years:

- **Employer:** Vericool Inc.
  Title: SVP, Finance & Strategy
  Dates of Service: October 10, 2016 - May 01, 2020
  Responsibilities: Financial controls, financial modeling, strategy for growth of the company, investor relations, marketing, raising capital, starch formulations and extruder processes.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the protective packaging industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common shares in the amount of up to $5,000,000 in this offering and may close on any investments that are made. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of

funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. If we need to make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
StarchTek was formed on October 27, 2020 . Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. StarchTek has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that StarchaFoam is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day

operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on StarchTek or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on StarchTek could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John D Danny	910,000	Common Stock	90.0%

The Company's Securities

The Company has authorized Common Stock, and StarchTek Corp. Convertible Promissory Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Common Stock.

Common Stock

The amount of security authorized is 1,500,000 with a total of 1,062,267 outstanding.

Voting Rights

One vote per share.

Material Rights

Warrants

The total amount outstanding includes 55,600 of shares to be issued pursuant to outstanding warrants.

StarchTek Corp. Convertible Promissory Notes

The security will convert into The next financing event and the terms of the StarchTek Corp. Convertible Promissory Notes are outlined below:

Amount outstanding: $10,000.00
Maturity Date: June 30, 2026
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: A Qualified Financing: means a financing in a single or a series of related transactions (all of which are consummated within one hundred twenty (180) days of each other), with the principal purpose of raising capital, pursuant to which the Company sells shares of equity securities with aggregate gross, cash proceeds to the Company of not less than One Million Dollars ($1,000,000). The foregoing amount shall be calculated inclusive of any amounts converted under this Note and the other Notes and any other convertible notes or other monetary obligations which are converted in connection with the Qualified Financing.

Material Rights

4. Conversion.

(a) Automatic Conversion.

(i) Qualified Financing. In the event the Company consummates aQualified Financing prior to the payment or conversion in full of all principal and accrued interest under this Note, then this Note shall be automatically converted into the number (rounded to the nearest whole) of fully paid and non-assessable shares of Preferred Stock sold insuch Qualified Financing equal to: (A) the Principal Balance plus, at the Company's option, accrued and unpaid interest on this Note through the date of conversion, divided by (B) Discount Percentage of the per share price paid by the purchasers of such Equity Securities in the Qualified Financing (as adjusted for any stock split or stock dividend, but not adjusted for any dilutive equity issuance). The Preferred Stock issued upon conversion of this Note shall have all of the organic and contractual rights, preferences, privileges and obligations and, except as specified herein, shall be issued in accordance with the same terms and conditions as the securities offered in the Qualified Financing. Additionally, in connection with the foregoing automatic conversion, Holder shall also receive any other securities, such as warrants to purchase shares of the Company's capital stock, to be issued to the investors in the Qualified Financing in addition to the Preferred Stock. In conjunction with such conversion, Holder shall become a party to, and shall execute all applicable Qualified Financing documentation; provided, however, that the terms of such documents shall be no less favorable to Holder than to the purchasers in the Qualified Financing (it being understood that such documents shall not be deemed less favorable to Holder merely because they condition rights or benefits on minimum equity ownership, so long as such conditions apply to all purchasers).

(ii) Majority Investors' Election. In the event the Majority Investors elect to convert their Notes under any clause of Section 4(b) below, then this Note shall be automatically converted as though Holder had elected to convert this Note under the same clause of Section 4(b) pursuant to which the Majority Investors elected to convert their Notes.

(iii) Change in Control Event. Prior to the consummation of any Change of Control, the Company shall give Holder at least ten (10) days' notice thereof, which notice shall set forth in reasonable detail the terms and provisions of such Change of Control. On a Change in Control, this Note will be automatically converted into a number of shares of the Company's Common Stock determined by dividing: (A) the Principal Balance, plus at the Company's option accrued and unpaid interest on this Note through the date of conversion, by (B) Discount Percentage of the per share price paid by the purchasers of such Equity Securities in the Qualified Financing(as adjusted for any stock split or stock dividend, but not adjusted for any dilutive equity issuance).

(iv) At Maturity. Unless converted as provided in section 4(i), 4(ii) or 4(iii), this Note will automatically convert into a number of the Company's Common Stock determined by dividing: (A) the Principal Balance, plus at the Company's option accrued and unpaid interest on this Note through the date of conversion, by (B) a $5,000,000 fully diluted valuation (as adjusted for any stock split or stock dividend, but not adjusted for any dilutive equity issuance).

(b) Optional Conversion.

(i) Qualified Financing Preferred Stock. If, prior to the payment or conversion in full of all principal and accrued interest under this Note, the Company issues shares of Preferred Stock in a transaction or series of related transactions that do not meet the requirements of a Qualified Financing (a "Non-Qualified Financing"), then, subject to Section 4(a)(ii) above, this Note will converted, in whole, into a number of shares of such Preferred Stock determined by dividing (A) the Principal Balance, plus at the Company's option accrued and unpaid interest on this Note through the date of conversion, divided by (B) the Discount Percentage of the per share price paid by the purchasers of such Equity Securities in the Qualified Financing (as adjusted for any stock split or stock dividend, but not adjusted for any dilutive equity issuance). Preferred Stock issued upon conversion of this Note pursuant to this Section 4(b)(i) shall have all of the organic and contractual rights, preferences and privileges and, except as specified herein, shall be issued in accordance with the same terms and conditions as the securities offered in the Non-Qualified Financing. In conjunction with such conversion, Holder shall become a party and shall execute all applicable Non-Qualified Financing documentation; provided, however, that the terms of such documents shall be no less favorable to Holder than to the purchasers in the Non-Qualified Financing (it being understood that such documents shall not be deemed less favorable to Holder merely because they condition rights or benefits on minimum equity ownership, ownership, so long as such conditions apply to all purchasers).

(ii) Alternative Common Stock. Subject to Section 4(a)(ii) above, this Note may be converted at any time prior to the payment in full of all principal and accrued interest under this Note, in whole but not in part, at the election of Holder, into a number of shares of the Company's Common Stock determined by dividing: (A) the Principal Balance, plus at the Company's option accrued and unpaid interest on this Note through the date of conversion, by (B) a $5,000,000 fully diluted valuation (as adjusted for any stock split or stock dividend, but not adjusted for any dilutive equity issuance).

What it means to be a minority holder

As a minority holder of StarchTek Corp. of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $10,000.00
  Use of proceeds: working capital
  Date: June 30, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $31,000.00
  Number of Securities Sold: 1,006,667
  Use of proceeds: Start Up Cost & Rights To MSU Patents
  Date: November 01, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The StarchTek business model is designed to be lean with maximizing capital. Hence, the business can operate without revenue for 40 months. If we incorporate debt & Government grants into our financing model, we can operate without revenue for 50 months.

Foreseeable major expenses based on projections:

Bases on our projections, our major expenses will be capital equipment, wages, and sales & marketing.

Future operational challenges:

We will be relying on our vendors to supply our raw material and machine our dies. Therefore, we may have operational challenges due to a shortage of raw material or new dies for R&D testing purposes.

Future challenges related to capital resources:

I believe our story is a great story becasue we have a great solution to a consumer problem that most can relate with; STYROFOAM. Therefore, I don't believe we will have challenges to raise crowd funding capital. We may run into challenges if we choose to borrow from traditional souces (banks).

Future milestones and events:

Number 1 milestone is complete development and testing of StarchaWrap, which is the alternative to bubble-wrap (bubble cushioniong) and thin foam.

Number 2 milestone is the complete development and testing of the proprietary StarchTek die design

Number 3 milestone is the design, development and application of a machine that laminated Starch

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has $75,000.00 revolving line of credit with John Danny Dubuk, for a total amount available of approximately $15,000.00

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

There are several funding options for StarchTek but the crowdfunding option is the superior alternative. Therefore, the funds for this campaign are critical because the company requires capital infusion and we invested a significant amount of time preparing for this campaign. However, the funds are available from the Venture Capital community and strategic investors.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

If we don't achieve all our funding goals through this campaign, we strongly believe that we will reach out goals via private investors, strategic investors, venture capitalists and an M&A scenario.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate for 12 months to conduct R&D at a slower pace, yet make enough progress to attain attention from interested funding sources.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum funding goal, we project to be cashflow positive as early as 2023 or early 2024. Hence, we will be be able to sustain operations without any further funding.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,

etc...)

We have significant interest from strategic investors that are trying to meet global eco-friendly packaging solutions. The venture community is very interested as well.

Indebtedness

- **Creditor:** John Danny Dubuk
  Amount Owed: $140,000.00
  Interest Rate: 0.0%
  The deferred salary is for the founder that has been working full time since the inception of StarchTek (11-1-2020) and has applied his engineering, R&D, marketing, legal, financial, market network, and strategy skills into building the company. The deferred salary will be paid out in prudent increments.

- **Creditor:** John Danny Dubuk
  Amount Owed: $45,000.00
  Interest Rate: 10.0%
  Maturity Date: August 01, 2022

Related Party Transactions

- **Name of Entity:** John Danny Dubuk
  Relationship to Company: Director
  Nature / amount of interest in the transaction: 1. Deferred compensation based on the employment contract with the company.
  Material Terms: 1. No interest is charged and the outstanding balance will be paid back in prudent increments, once the company raises an aggregate minimum of $2,000,000 (debt, equity, and or grants).

- **Name of Entity:** John Danny Dubuk
  Relationship to Company: Director
  Nature / amount of interest in the transaction: A line of credit to finance company start up cost and development cost
  Material Terms: Interest rate is .8333% per month and Borrower agrees to pay outstanding principle and interest balance once the corporation raises adequate capital.

Valuation

Pre-Money Valuation: $10,622,670.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of i) venture capital valuation reports, ii) green packaging demand, iii) company patents and proprietary IP, iv) recent financing in the green packaging space, and v) Net Present Value of pro forma sales.

According to the VC valuation report in PitchBook (As of March 31, 2022), angel and seed funding deal sizes continued to show strength in the face of market headwinds with the median size increasing for both deal types in Q1. **The median seed-stage pre-money valuation reached $11.5 million in Q1**. Investors at seed are paying a higher price than they have over the past few years, as well. The record number of micro-funds (under $50 million) and growth of large multistage firms' participation at seed will likely keep prices elevated over the near term. We do not expect to see much of this occur at the seed stage for a couple more quarters at the earliest.

According to the Modor Intelligence 2021 to 2026 Green Packaging Report, the study conducted by the Ellen MacArthur Foundation, around 8 million tons of plastic waste end up in oceans every year, globally. The report also predicts plastic debris to outweigh fish by 2050, unless drastic actions are taken. Much of the floating waste is expected to collect in several large ocean vortices far from land. It is estimated that 95% of the plastic packaging material is lost to the economy after a short single-use cycle, at the cost of USD 80-120 billion. A sizeable share of the plastic that ends in oceans takes an even higher toll on value and health.

According to https://www.alliedmarketresearch.com/green-packaging-market, the global green packaging market size was valued at $1,64,176.6 million in 2020, and is projected to reach $3,37,542.0 million by 2031, registering a CAGR of 6.6% from 2022 to 2031. The green packaging market is emergent, and is anticipated to show significant growth in the next six years fueled by the advent of bioplastic, environmental concerns on sustainable development, and enforcement of stringent rules and policies by regulatory authorities. Rise in awareness among consumers for luxury goods toward green packaging techniques that use bioplastics as raw

The company has developed proprietary extrusion manufacturing processes, extrusion dies, formulations, and produced prototype **StarchaFoam^{TM}.** The analysis of the prototype testing indicates great performance and competitive unit economics.

TermperPack is a relatively new company in the protective green packaging market. They have raised over $100 million in equity and in addition, recently secured $140 million in financing from Goldman Sachs.

Finally, since the company strategy is to license and re-sell the raw material, to current protective packaging manufacturers, scaling the model is simple because it is NOT capital intensive. This approach will allow the company to quickly enter the market and take advantage of the green packaging, anti-plastic consumer, and sediment through a strategic marketing campaign leveraging all media sources, industry trade shows, and the company's global protective packaging network. Even with current supply chain challenges, the company believes sales will begin as early as

Q2-2022 or as late as Q1-2023.

Based on the above analysis and my direct conversation with some of the largest EPS and corrugated producers in the US, that are looking to adapt our technology, together with our NPV calculations under a worst-case scenario, the company determined the valuation of $10.6 million.

Disclaimers: The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company only has one class of common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) the company does not have any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $10,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Operations*
  96.5%
  Patent Maintenance Fees

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  6.0%
  Short and long videos to market on social media. Reaching out to magazines, radio, and TV for interviews to discuss StarchTek.

- *Research & Development*
  25.0%
  MSU research program, starch formulations, lamination machinery design, die and mold development and manufacturing

- *Equipment & Machinery*

45.0%
The purchase of extruders, 5 axis CNC Milling Machine, Laminating machine, box maker machine, manufacturing dies and cooling cans.

- *Company Employment*
  9.5%
  Engineers, Scientist, Machinist, Technicians, office mangers, book keeper, etc...
- *Operations*
  11.0%
  SG&A cost

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://starchtek.com/ (https://starchtek.com/reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any

complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/starchtek

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR StarchTek Corp.

[See attached]

STARCHTEK CORP.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Starchtek Corp.
Wilmington, Delaware

We have reviewed the accompanying financial statements of Starchtek Corp. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 15, 2022
Los Angeles, California

STARCHTEK CORP.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	694	$	-
Total Current Assets		**694**		**-**
Intangible Assets		7,492		9,807
Total Assets	**$**	**8,186**	**$**	**9,807**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	21,220	$	30
Amount due to shareholders		22,612		3,962
Other Current Liabilities		140,000		20,000
Total Current Liabilities		**183,832**		**23,992**
Revolving Line of Credit		31,600		-
Convertible Note		10,000		-
Total Liabilities		**225,432**		**23,992**
STOCKHOLDERS EQUITY				
Common Stock		1,000		950
Additional Paid in Capital		10,203		10,000
Retained Earnings/(Accumulated Deficit)		(228,449)		(25,134)
Total Stockholders' Equity		**(217,246)**		**(14,184)**
Total Liabilities and Stockholders' Equity	**$**	**8,186**	**$**	**9,807**

See accompanying notes to financial statements.

STARCHTEK CORP.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	151,322	23,473
Research and Development	49,466	-
Sales and Marketing	2,526	1,662
Total operating expenses	203,314	25,134
Operating Income/(Loss)	(203,314)	(25,134)
Interest Expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(203,314)	(25,134)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (203,314)**	**$ (25,134)**

See accompanying notes to financial statements.

STARCHTEK CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	earnings/ (Accumulated Deficit)	Total Shareholder Equity
Inception date, October 27, 2020					
Issuance of Stock	950,000	$ 950			**950**
Capital contribution			$ 10,000		**10,000**
Net income/(loss)				(25,134)	(25,134)
Balance—December 31, 2020	950,000	950	10,000	$ (25,134)	**$ (14,184)**
Issuance of Stock	50,000	50	-		50
Share-Based Compensation			203		203
Net income/(loss)				(203,314)	(203,314)
Balance—December 31, 2021	**1,000,000**	**$ 1,000**	**$ 10,203**	**$ (228,449)**	**$ (217,246)**

See accompanying notes to financial statements.

STARCHTEK CORP.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(203,314)	$	(25,134)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		-		-
Amortization of Intangibles		2,315		193
Share-based Compensation		253		-
Changes in operating assets and liabilities:				
Accounts Payable		21,190		30
Other Current Liabilities		120,000		20,000
Net cash provided/(used) by operating activities		**(59,556)**		**(4,912)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		-		(10,000)
Net cash provided/(used) in investing activities		**-**		**(10,000)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		10,950
Amount due to shareholders		18,651		3,962
Revolving Line of Credit		31,600		-
Borrowing on Convertible Note		10,000		
Net cash provided/(used) by financing activities		**60,251**		**14,912**
Change in Cash		694		-
Cash—beginning of year		-		-
Cash—end of year	**$**	**694**	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Starchtek Corp. was incorporated on October 27, 2020, in the state of Delaware. The financial statements of Starchtek Corp. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wilmington, Delaware.

StarchTek Corp. develops, affiliates, integrates, subscription-based licenses, and supports biodegradable starch manufacturing technology for the protective packaging marketplace. The StarchTek goal is to evolve a portfolio of proprietary chemically modified formulas, processes, dies, and equipment for various shapes and sizes to license and supply raw material to packaging manufactures worldwide. Maintain lead with the best and latest cost/performance solutions in the market.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as five years.

Income Taxes

Starchtek Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from offering a turn-key modified starch-based manufacturing licensed solution as an alternative to dreaded Styrofoam, using our sustainable i) patented formulations, ii) extrusion process and iii) proprietary equipment

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021, and December 31, 2020 amounted to $2,526 and $1,662, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Deferred Salary	140,000	20,000
Total Other Current Liabilities	**$ 140,000**	**$ 20,000**

4. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consists of:

As of Year Ended December 31,		2021		2020
Patent	$	10,000	$	10,000
Intangible assets, at cost		**10,000**		**10,000**
Accumulated amortization		(2,508)		(193)
Intangible assets, Net	**$**	**7,492**	**$**	**9,807**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2021, and 2020 was in the amount of $2,315 and $193, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense	
2022	$	(2,315)
2023		(2,315)
2024		(2,315)
2025		(548)
Thereafter		-
Total	**$**	**(7,492)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,000,000 shares of Common Shares with a par value of $0.001. As of December 31, 2021, and December 31, 2020, 1,000,000 shares and 950,000 shares have been issued and are outstanding.

6. SHAREBASED COMPENSATION

In 2021, the Company issued a warrant to purchase 5,600 shares of Common Stock on the date of exercise at a purchase price of $2. Stock warrant expense for the years ended December 31, 2021, was $203.

7. DEBT

Revolving Line of Credit Agreement

During 2021, the company entered into a Revolving Line of Credit Agreement with John Danny Dubuk, a founder and shareholder, in the amount of $75,000. The details of the Company's loans are as follows:

						For the Year Ended December 2021				
Debt Instrument Name		Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Revolving Line of Credit Agreement - John Danny Dubuk	$	75,000	0.83% per mont	09.01.2020	nce the company raises adequate capital ($1mio)	$ 1,545	$ 1,545	$ -	$ 31,600	$ 31,600
Total						**$ 1,545**	**$ 1,545**	**$ -**	**$ 31,600**	**$ 31,600**

Borrower agrees to pay the outstanding principal balance in full once the corporation raises adequate capital ($1,000,000), thus entire outstanding amount is classified under long-term liabilities.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2021 Convertible Notes-Red Cedar Ventures	$ 10,000	6.00%	06.30.2021	06.30.2026	417	417	-	10,000	10,000
Total	**$ 10,000**				**$ 417**	**$ 417**	**$ -**	**$ 10,000**	**$ 10,000**

The convertible notes are convertible into preferred stock at a conversion price. In the event the Company consummates a qualified financing prior to the payment or conversion in full of all principal and accrued interest under this Note, then this Note shall be automatically converted into the number (rounded to the nearest whole) of fully paid and non-assessable shares of Preferred Stock sold in such Qualified Financing equal to: (A) the Principal Balance plus, at the Company's option, accrued and unpaid interest on this Note through the date of conversion, divided by (B) Discount Percentage of the per share price paid by the purchasers of such Equity Securities in the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(42,696)	$	(813)
Valuation Allowance		42,696		813
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(43,509)	$	(813)
Valuation Allowance		43,509		813
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.
For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $207,186, and the Company had state net operating loss ("NOL") carryforwards of approximately $207,186. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

During 2021, the Company entered into a Revolving Line of Credit Agreement with John Danny Dubuk, a founder and shareholder, in the amount of $75,000. The loan bears an interest rate of 0.833% per month. Borrower agrees to pay the outstanding principal balance in full once the corporation raises adequate capital ($1,000,000), thus the entire outstanding amount of $31,600 is classified under long-term liabilities as of December 31, 2021.

The Company's founder and major shareholder, John Danny Dubuk, used his multiple personal credit cards to cover business expenses of the Company. An interest rate of 10% is charged to the company when the balance is paid in full. As of December 31, 2021, and December 31, 2020, outstanding balance is $22,612 and $3,962, respectively and entire amount was classified under short-term liabilities.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 15, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $203,314, an operating cash flow loss of $59,556, and liquid assets in cash of $694, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

StarchTek

Replacing plastics with biomaterials


StarchTek
Styrofoam Packaging Replacement That Dissolves In Water!
*The above is a prototype of a future product. Product is still currently under development and is not yet available on the market

Website | WILMINGTON, DE | CLEAN TECHNOLOGY

StarchTek offers a turn-key starch-based manufacturing licensing solution as an alternative to dreaded Styrofoam. Using our sustainable patented formulations, extrusion process and proprietary equipment. StarchTek is in the prototyping stages with 8 patents - aiming to launch products in 2023.

$92,135 raised

59 Investors	$10.6M Valuation
$10.00 Price per Share	$500.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates 7 | Comments | Follow

Reasons to Invest

- MINIMIZE STYROFOAM CONSUMPTION: We have safe, eco-friendly, and cheap alternatives to Styrofoam. AND, more solutions are coming.
- BIG OPPORTUNITY: The protective packaging market is growing at a 6%+ annual rate - growing from $33 billion to $40 billion in just the next few years. (source)
- THE PERFECT TRIFECTA STORM: i) Governments are banning Styrofoam, ii) the consumer is demanding green packaging solutions, and iii) our environment is pleading for us to stop polluting– a Perfect Storm, for **StarchaFoam**™

Stack Owner's Bonus & Rewards!
Members get an extra 10% shares in addition to rewards below!

Rewards

Get rewarded for investing more into StarchTek:

$500+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$5,000+
Investment
Bronze Investor | $5,000+
Invest $5,000 and receive 5% bonus shares.

OVERVIEW

Na na na na, hey hey, Goodbye Styrofoam, hello StarchaFoam™

At StarchTek, we are replacing plastics with biomaterials, working to replace styrofoam packaging with our sustainable, patented **StarchaFoam**™.

We teamed up with Michigan State University to leverage their work to date, merge our technologies, and create a green Foam alternative that's biodegradable and can even dissolve in your kitchen sink. We are on a mission to abolish Styrofoam pollution by making our eco-friendly affordable **StarchaFoam**™ and by working on future solutions to replace more plastic.

All StarchTek products are currently in development and not yet available on the market.


Innovation
We plan to innovate new turn-key chemically modified plasticized starch solutions by leveraging R&D from academia together with our own.


Syndication
We hope we can syndicate our innovation to legacy global packaging manufacturing & distribution partners via long term licensing, raw material supply agreement, and equipment leasing.


Facilitation
We plan to facilitate our partnerships by offering multiple solutions, required equipment, training, follow up, legal, marketing, sales and R&D support.

THE PROBLEM

The global Styrofoam battle

There's a lot of plastic out there, we all know that. In fact, an estimated eight million tons of plastic, basically over 26,000 747 planes, are swept into our seas and oceans annually (source).

Expanded PolyStyrene (AKA: Styrofoam) is a wildlife killer, as it creates an overwhelming amount of seafoam.

That's because it's petroleum-based non-biodegradable, which the EPA and International Agency for Research on Cancer consider PolyStyrene a "possible human carcinogen" and "that such materials can have serious impacts upon human health, wildlife, and aquatic environment, and the economy," (source).


Styrofoam
is not biodegradable
Therefore it ends up on our beaches and in our oceans, endangering wildlife.

THE SOLUTION

StarchaFoam™ protects packages while protecting our environment...

$15,000+
Investment
Silver Investor | $15,000+
Invest $15,000 and receive 10% bonus shares.

$30,000+
Investment
Gold Investor | $30,000+
Invest $30,000 and receive 25% bonus shares.

$60,000+
Investment
Diamond Investor | $60,000+
Invest $60,000 and receive 25% bonus shares.

Shipping sustainable foam, safely to your home!!!

We are on a mission to abolish Styrofoam usage for food, medication, furniture, appliances, and electronic packaging.

By offering legacy packaging manufactures, a turn-key solution to replace EPS (aka: Styrofoam), with our eco-friendly **StarchaFoam**™ - we are bringing to market a 100% starch-based compostable foam with outstanding sustainability properties unavailable in Styrofoam yet protects and keeps cool, like Styrofoam.



Say Goodbye To Styrofoam For Good
StarchaFoam™ is:
Biodegradable
High performing
More economical
We achieved
10X foam expansion

**The above is a prototype of a future product. Product is still currently under development not yet available on the market*

This modified starch-based manufacturing licensed solution uses our sustainable...

- Patented formulations
- Extrusion process
- Proprietary equipment

Our technology offers the following benefits, all sustainable and biodegradable:

- Excellent Functionality: *Insulation, cushioning, and surface protection*
- Contribution to minimizing the global plastic pollution problem
- Striving to make our planet a cleaner and safer place
- Eliminates filling up the black trash box with bulky Styrofoam
- Increasing customer satisfaction knowing they are using green packaging and that is less annoying than Styrofoam particles (all over the house)
- A great alternative to support global governmental Styrofoam bans



Prototype Concepts
with Starchtek formulation

**The above is a prototype of a future product. Product is still currently under development not yet available on the market*

Not to mention, it even can dissolve in water

We are developers of new green packaging solutions that we license our formulation & process and sell the raw-materials to packaging manufacturers. We have a subscription business model similar to major printer businesses - ones that practically give away the printers, but make money from selling ink.

StarchTek works similarly, as we charge a minimal licensing fee, but we mark up (50% to 100%) the raw material our customers perpetually need, and are required to order through us, per the licensing agreement.

The company plans on taking advantage of the great demand that is building for bioplastic packaging. **StarchaFoam**™ competes directly with EPS/Styrofoam and breaks new cost/performance/sustainability barriers with price per ton starting at $1,353, versus EPS/Styrofoam, at $2,100 per ton.

The increasing oil prices will further positively impact the demand for **StarchaFoam**™ over EPS/Styrofoam.

Please note the below economics chart is subject to change once the StarchTek product is on the market and may vary depending on costs.

Economics

Price Per Pound	*Low*	*High*
StarchTek Cost	$0.41	$0.84
StarchTek Mark Up	$0.41	$0.84
Price to Licensees	$0.82	$1.68

THE MARKET

The market shows us that people want green alternatives

The protective packaging market is growing at a 6%+ annual rate, growing from $33 billion to $40 billion in just the next few years (source).



Market Size
TAM $15B
EPS Market
SAM $5B
Packaging
EPS Market
SOM $160M
StarchTek goal

**TAM (Total Addressable Market), SAM (Serviceable Addressable Market), SOM (Serviceable Obtainable Market)*

Not to mention...

- Over 59% of pharmaceutical R&D investments are into drugs that will require temperature control packaging (source).
- U.S. e-commerce jumped 49% in April, FY 2020, compared to the baseline period in early March before shelter-in-place restrictions came into effect. Online grocery helped drive the increase in revenues, with a 110% boost in daily sales between March and April. Meanwhile, electronic sales were up 58%, and book sales have doubled (source).
- The demand for protective packaging in the e-commerce industry is set to witness unprecedented growth as a result of the rapid strides in consumer electronics sales in e-retailing. This market segment was non-existent a decade ago; however, the pace of growth in e-commerce has picked up and has given rise to this fledgling segment in the e-commerce protective packaging market (source).

Other major protective packaging companies have caught the market's and investors' attention recently (source). But how **StarchaFoam™** stands out is that we provide almost the same protection, but 66% thinner, less expensive to make, and requires 5x less capital to install.



StarchaFoam™
66%
thinner
Cheaper
to make
5X Less
capital to install

**The above is a prototype of a future product. Product is still currently under development not yet available on the market*

OUR TRACTION

A realistic IP roadmap with solutions vetted by engineers and scientists

At our core is our partnership with Michigan State University and our exclusive rights to their ten chemically modified starch patents.

Additionally, StarchTek has achieved the following milestones:

- Developed multiple formulas for **StarchaFoam**™ with different types of starch, since the prices of starch range from $.19 to $.81 per pound.
- Designed multiple solutions with cost-efficient formulas
- Developed a proprietary extrusion process
- Designed and manufactured proprietary extrusion dies
- Developed extensive interest and strategy validation from raw material processors, large paper companies, and packaging manufacturers (even the Styrofoam makers)
- Attained nonbinding commitments from prospective hires; engineers & scientists.

WHY INVEST

We aim to be a market leader in starch-based foam solutions

We are here to protect packages and our planet by insulating and cushioning well, at an affordable cost.

Why is this the right time and place? It's the perfect storm...

1) Governments are banning plastics
2) The environment has been suffering
3) Consumers are fed up with plastic pollution and are demanding a green solution

Be part of the plastic pollution solution and Invest in StarchTek....invest in a brighter, environmentally conscious future.



Meet Our Team



John Danny Dubuk

President/CEO/CFO/Innovation-Officer

Born in Argentina, raised in Northern California by Slavic parents to be an entrepreneur that eventually will use his early experience to help future immigrants adapt to the US financial system. Mr. Dubuk started working at his father's machine shop at age 14 where he learned how to be a machinist, program CNC machines and learned all the functional areas of business during those 11 years.

By age 25, Mr. Dubuk received a Bachelor of Science & MBA and began his finance career in the life insurance industry during the junk bond climb and eventual demise. Ever the solution provider, Mr. Dubuk shortly thereafter started his own boutique investment banking firm (Accord Financial Services "AFS") that grew to $50MM AUM, mainly from high net worth entrepreneurs looking for i) High Yield Life Insurance Strategies, ii) Direct Lending Opportunities: Subprime-RE/Subprime-Auto/Factoring/Lease-Paper, iii) Government Redevelopment Capital and iv) Strategic Business Development & Funding

By 2004, 16 years later, Mr. Dubuk moved into operations of the then thriving market; Subprime-Auto. Mr. Dubuk Co-founded Integrity Capital Management "ICM") which focused on the Houston used automobile market. The ICM team led by Mr. Dubuk placed, managed, and grew the portfolio to $30MM from private investors and Wall Street capital. As the "2009 global nuclear financial winter" arrived, Wall street went into hibernation and the equity partners elected to run off the portfolio for self-preservation reasons.

Having a good understanding of the immigrant underserved market, Mr. Dubuk then engaged with Fundamo LTD to bring mobile payment services to the unbanked US market. Specifically, the large money transmitting corridor between Hawaii and the Philippines by partnering with a prepaid phone carrier in Hawaii and G-Cash in the Philippines, to overpay the phone bill and remit the difference back home. VISA acquired Fundamo in 2011.

Thereafter, Mr. Dubuk applied his skills and experience in working with startups in the Sustainable Foods and Cold Chain Packaging Markets holding the position of CFO, SVP-Strategy & Finance and at times, the de-facto CEO and raising over $35MM in equity capital at valuations as high as $40MM. Hence, Mr. Dubuk brings the experience and knowledge to understand and leverage the key drivers the market and the investment world is looking for in all functional areas of a business: Finance, Accounting, Human Resources, Legal, Marketing, Sales, Public Relations, Business Development, Supply Chain, Manufacturing, Engineering, R&D, Investor Relations.

Mr. Dubuk offers a unique skill set with his mathematical and creative talents together with his manufacturing, investment, operations and multiple asset class experience and global strategic networks, for companies that are looking to grow.



Kerry Colton

Chemical engineering - Consultant

Kerry Coltun has over 35 years of experience in the process technology industry. Early in his career, he was responsible for process development research activities focusing on the commercial manufacturing of ethical pharmaceuticals. He subsequently transitioned to the biotechnology industry where he was responsible for managing technology teams involved with clinical stage manufacturing efforts. His diverse process technology experiences have included development of cutting-edge automation schemes over a wide cross section of industries inclusive of chemical manufacturing, power and energy generation, and clean technology initiatives.

Mr. Coltun currently serves as the Director of Process and Automation for a major engineering and technology firm located in northern California. He graduated with a BS degree in Chemical Engineering from Purdue University, and a MS degree in Engineering from University of Wisconsin-Madison. He is currently a licensed Professional Engineer in the State of California and is a Certified Automation Professional through the International Society of Automation.



Dr. Graham M. Chapman

Organic Chemist - Consultant

Dr. Graham has over 46 years of experience as a chief scientific officer with responsibilities to control internal and external (University) R & D programmers, working with multinational customers on applications and developments, working with environmental groups in the USA, Europe and the Far East, setting up and working with distributors in Europe and the Far East, working with the ASTM D 20.96 committee for degradable plastics, quality control, patent developments, presentations of the technology at conferences and meetings in the USA, Europe and the Far East and Technologies included destructurized starch extrudable plastic compounds, polyvinyl alcohol extrusion, co-extrusion and solubility, biodegradation of polyolefins, vinyl alcohol and polyesters, plastics processing, including film blowing and casting, injection molding, bottle blowing, fiber extrusion, compounding of various polymers including biodegradable ones, and manufacture of degradable non-wovens.

Dr. Graham currently serves as a Consulting in the field of specialty plastics, particularly biodegradable and water-soluble plastics, waste management and novel materials. Client companies in the UK, USA, Canada, Germany, Middle East, Denmark the Director of Process and Automation for a major engineering and technology firm located in northern California. He graduated with a MA from Cambridge University in Organic Chemistry/Natural/Sciences/Chemistry/Mathematics/Biochemistry and Physics. He also hold a Ph.D. degree from Imperial College in London in Organic Chemistry. He is a Member of ASTM D20.96 Committee for Degradable Plastics

Offering Summary

Company	StarchTek Corp.
Corporate Address	3911 Concord Pike #8030, SMB 12973, WILMINGTON, DE 19803
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$500.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	1,000
Maximum Number of Shares Offered	107,000
Price per Share	$10.00
Pre-Money Valuation	$10,622,670.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 5 days and receive 15% bonus shares

Super Early Bird Bonus

Invest within the following 72 hours and receive 10% bonus shares

Early Bird Bonus

Invest within the following 5 days and receive 5% bonus shares

Amount-Based

Bronze Investor | $5,000+

Invest $5,000 and receive 5% bonus shares.

Silver Investor | $15,000+

Invest $15,000 and receive 10% bonus shares.

Gold Investor | $30,000+

Invest $30,000 and receive 20% bonus shares.

Diamond Investor | $60,000+

Invest $60,000 and receive 25% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

StarchTek Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.00 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one’s self, a friend or relative. Vendor payments. Any expense labeled “Travel and Entertainment”. Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

New Report Reveals U.S.'s Significant Role in Plastic Pollution Crisis

6 days ago

Oceana Calls for Federal Action to Curb Single-Use Plastics Polluting Our Oceans

https://usa.oceana.org/press-releases/new-report-reveals-u-s-s-significant-role-in-plastic-pollution-crisis/

We at StarchTek are pushing Oceana to support our cause because they can open up many doors for us, since our goals align.

I encourage you to read the article, and contact the individuals below to visit starchtek.com to support private industry in developing affordable plastic-free solutions. Thank you!

Regards, J. Danny Dubuk

Contact:

Melissa Valliant mvalliant@oceana.org 410.829.0726 (cell)
Dustin Cranor, APR dcranor@oceana.org 954.348.1314

INTERVIEW: StarchTek Founder John Danny Dubuk on the Power of Starch-Based Materials

13 days ago

https://kingscrowd.com/founder-profile-starchtek-john-danny-dubuk/

Styrofoam is a convenient material that can help insulate a steaming cup of coffee and keep breakable goods safe through transit. But like many everyday conveniences, it's bad for the environment. Styrofoam is littered more than any other material, makes up 30% of landfills throughout the world, and releases harmful chemicals as it slowly decomposes over half a millennia.

MORE LEGISLATION IN FAVOR OF STARCHAFOAM

17 days ago

Governor Newsom Signs Legislation Cutting Harmful Plastic Pollution to Protect Communities, Oceans and Animals

https://www.gov.ca.gov/2022/06/30/governor-newsom-signs-legislation-cutting-harmful-plastic-pollution-to-protect-communities-oceans-and-animals/

https://www.latimes.com/environment/story/2022-06-30/california-new-law-phase-out-single-use-plastics-containers

https://www.npr.org/2022/07/01/1109289220/california-rules-reduction-plastics

This is part of the "perfect starchafoam storm"...Governments, Consumers, Legacy-Packaging-Giants, The-Ocean-Police, and The Environment All Want A Plastic-Free Alternative and Starch, is The Ideal Natural Polymer To Meet This Demand; It is Biodegradable, in Abundance, and Annually Renewed.

It was the deal of the century. Microsoft retained all the rights to DOS and the money started pouring in.

20 days ago

StarchTek is emulating the Microsoft Strategy.

Microsoft purchased their first operating systems from Seattle Computer Company (DOS) for less than $100K and never mentioned the IBM name, Bill Gates & Paul Alen added added some technology to DOS, renamed it MS-DOS, and delivered the operating software to IBM, but attained exclusive licensing rights for MS-DOS. The rest is history.

https://www.windowscentral.com/microsoft-bought-ms-dos-os-early-ibm-pcs-july-27-1981

https://apennings.com/how-it-came-to-rule-the-world/microsoft-and-the-ibm-pc-case-study-the-deal-of-the-century/

Since day one, I utilized a very lean start-up strategy to leverage outstanding starch-based plastic technology and avoided trying to compete with legacy packaging companies. I believe in working with the legacy giants.

Therefore, I went to Michigan State University, attained the exclusive rights to 8 patents in exchange for a 5% ownership stake in StarchTek, agreed to eventually fund R&D for StarchTek benefits, established a partnership with one of the leading extruder manufacturers, and developed the StarchTek proprietary formulations and processes to layer on top of the Michigan State University technology. Now, we are in talks with multi national companies interested in licensing StarchTek starch-based plastic technology. We are in the process of establishing partnerships with the "IBM's" of the packaging industry.

I find the Microsoft story fascinating, educational and applicable to StarchTek. I hope you agree and find it useful. Thank you!

Sincerely,

J. Danny Dubuk - President

CORN STARCH PACKAGING: IT'S THE NEW POLYSTRYRENE

27 days ago

We could not agree any more!!! Because our solution is corn starch and one of our solutions, can be recycled (blue bin). Great Read!

CORN STARCH PACKAGING: IT'S THE NEW POLYSTYRENE



Today's environmentally conscious consumer wants to know how their products are sourced and how far they've come. Because of this, global manufacturers and major brands are all looking for ways to reduce their impact on the environment. One example is replacing polystyrene with corn starch packaging.

- What is Corn Starch Packaging?
- Why We Need an Alternative to Polystyrene
- What Switching Would Mean for Your Business

StarchTek Business Development

about 1 month ago

While we are humbly experiencing a great beginning to our Start Engine campaign, we are also making great progress in business development among the large US Styrofoam manufactures, multinational paper companies, and home food delivery businesses; that rely on Styrofoam to keep their perishables cold. In our talks with our future customers (after signing NDA's), we realize that our experience and knowledge of the starch unit economics packaging solutions, is a big differentiator. Because, most people want an eco-friendly packaging solution, they just don't want to pay for it. Yet, we show how StarchaFoam, is not only a great eco-friendly alternative to Styrofoam, but it is a great economical/eco-friendly/high-performing alternative, to Styrofoam.

Welcome and Thank You!

about 1 month ago

Dear Investors, I want to thank you for being the first investors to entrust StarchTek Corp. to prudently manage your investment and at the same time, innovate biodegradable starch-based solutions, that **we believe** will benefit our environment, team, and shareholders. Have a great day and happy fathers days to all the dads!

Sincerely,

J. Danny Dubuk - President

END OF UPDATES

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Chad R. 9 INVESTMENTS 5 days ago

My concern and most people's concern should be your Irregular Use of Proceeds
Salary payments made to one's self, a friend or relative
Vendor payments
Any expense labeled "Travel and Entertainment"
Inter company debt or back payments

Only 1 company that I've invested in went silent soon after funded. It also had irregular expense of travel and entertainment.
But you also have salaries to self, friends, or relatives.

I really like the direction you are trying to go, but these uses of proceeds are huge red flags. Can you explain these?

0 View 2 replies

Christopher Z. 9 INVESTMENTS a month ago

A quick Google search appears to show that multiple universities have done plenty of work in the starch-based bio-plastics field, with a lot of activity in the past 4 years or so.
1. What makes you unique?
2. What will sustain your competitive advantage when other academic/private partnerships start churning out parents of their own and competing with you?
3. How do you assess the liability risk of wet packaging resulting in damaged freight? I'm sure everyone has encountered boxes that have been rained on in shipment/handling resulting in wet/dry cycled packaging.
4. Is acquisition your preferred exit strategy?
5. As identified in your form C, one of your competitors has already folded. What makes you believe you can do better?
6. Have you secured parents in multiple jurisdictions, or just the US?
7. Is flammability a liability risk, noting - for example - that starch powders can be explosive?
8. What strengths of packing materials/structures can you support? Clearly small consumer packing, but what about consumer freight such as furniture packaging and appliances?

0 View 5 replies

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - **Do Not Sell My Personal Information**

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The oil rigs out there…are pumping some of the same petroleum, which will be converted into one-time-use plastic ocean pollution. So crazy! so ironic! and so sad! all at the same time. That is why I picked this location to underscore the necessity for the company I founded, StarchTek.

My name is Danny and after spending several years in the packaging industry, from the finance side to the innovation side and we were part of the problem here. But here were three takeaways we had here:

Number 1, Consumers love green packaging, but they just do not want to pay for it.

Number 2, The green packaging market is fragmented and hence, not competitive!

Number 3, There is a storm that has arrived because… governments, consumers, legacy packaging giants, the ocean-police, and the environment, they all have the same message request which is please provide affordable plastic-free alternatives.

And folks, this is our exciting opportunity and Starch, is the promising natural polymer to replace plastics; it is biodegradable, in abundance, and it annually renews.

In 2020, I attained 10 starch-based patents from Michigan State University (GO SPARTANS!!!); in exchange for ownership in StarchTek.

The mission became to continuously build a proprietary portfolio of formulas, processes, tool & die, and equipment that we can package and license to the legacy packaging giants to manufacture and sell.

We started to build our portfolio with our StarchTek intellectual property, then we added the MSU patents. We continue to strongly focus on in-house development, funding Sponsored Starch-Based Research at MSU for our exclusive benefit, establish more partnerships to further vertically integrate the green packaging market and lastly, engineering smart affordable plastic-free alternatives.

For example, when our starch & corrugate efficient solution was evaluated against the competition by a third. party (I may add) …the results speak for themselves:

*our solution is 1/3 of the size

*similar performance results

*lower cost to produce, and

*5 time less capital is required to scale production.

This plastic-free solution is called StarchaFoam instead of Styrofoam. Its made from starch, peas, potatoes or tapioca starches..

StarchaFoam performs like Styrofoam

cost like Styrofoam,

BUT, it is eco-friendly, NOT like Styrofoam.

Because it is water soluble. I am going to go in the ocean to prove it, but before I do that I want to invite you to join the StarchTek revolution because we need your help. YOu can do that by forward this video to others and by visiting our web site (https://starchtek.com/) to engage with us on social media.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.